Exhibit 3.27

CERTIFICATE OF FORMATION

OF

PALACE MANAGEMENT COMPANY, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited-liability company, under the provisions and subject to the requirement of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST:  The name of the limited liability company (hereinafter called the “Limited Liability Company Act”) is Palace Management Company, LLC.

SECOND:  The address of the registered office of the Limited Liability Company in Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808, and the name of the registered agent for service of process of the Limited Liability Company at that address is Corporation Service Company.

Executed on June 4, 2002.

/s/ Nabuko Christy
Nabuko Christy, Authorized Person